Marin Backyards

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts given	-5,486.75
Interest Income	2.03
Sales	33,152.30
Sales of Product Income	60,742.33
Total Income	**$88,409.91**
Cost of Goods Sold	
Cost of Goods Sold	30,131.49
Shipping	4,002.37
Total Cost of Goods Sold	**$34,133.86**
GROSS PROFIT	**$54,276.05**
Expenses	
Advertising & Marketing	3,018.95
Auto Expense	
Auto Insurance	466.94
Auto Registration	617.71
Gas & Oil	2,345.80
Maintenance and Repairs	516.00
Total Auto Expense	**3,946.45**
Bank & Merchant Fees	
Merchant Fees	526.21
QuickBooks Payments Fees	1,747.80
Total Bank & Merchant Fees	**2,274.01**
Bank Charges	49.50
Casual labor	2,152.95
Contractors	16,686.30
Donations	395.00
Equipment Rental	1,018.46
Ford Lease Payment	3,416.60
Insurance	2,668.30
Job Supplies	225.62
Legal & Professional Services	
Accounting	3,102.50
Total Legal & Professional Services	**3,102.50**
Meals & Entertainment	782.87
Office Supplies & Software	3,095.58
Parking & Tolls	2,157.92
Rent & Lease	2,000.00
Repairs & Maintenance	274.95
Taxes & Licenses	781.53
Travel	1,445.12

Marin Backyards

Profit and Loss
January - December 2021

	TOTAL
Utilities	146.79
Total Expenses	**$49,639.40**
NET OPERATING INCOME	**$4,636.65**
Other Expenses	
Other Miscellaneous Expense	0.00
Ticket	852.00
Total Other Expenses	**$852.00**
NET OTHER INCOME	**$ -852.00**
NET INCOME	**$3,784.65**

Marin Backyards

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 0408 (0408)	9,249.21
Cash on hand	3,038.34
QuickBooks Debit Card	492.03
Total Bank Accounts	**$12,779.58**
Accounts Receivable	
Accounts Receivable (A/R)	124.41
Total Accounts Receivable	**$124.41**
Other Current Assets	
Inventory Asset	17,499.50
Undeposited Funds	145.00
Total Other Current Assets	**$17,644.50**
Total Current Assets	**$30,548.49**
Other Assets	
Security Deposit	4,000.00
Total Other Assets	**$4,000.00**
TOTAL ASSETS	**$34,548.49**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Cap One Credit card (7692)	6,529.88
Total Credit Cards	**$6,529.88**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	3,120.43
Out Of Scope Agency Payable	0.00
Quickbooks Loan	12,755.38
Shopify Loan	0.00
Total Other Current Liabilities	**$15,875.81**
Total Current Liabilities	**$22,405.69**
Total Liabilities	**$22,405.69**
Equity	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-2,766.42
Retained Earnings	11,124.57

Marin Backyards

Balance Sheet

As of December 31, 2021

	TOTAL
Net Income	3,784.65
Total Equity	**$12,142.80**
TOTAL LIABILITIES AND EQUITY	**$34,548.49**

Marin Backyards

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	3,784.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-124.41
Inventory Asset	-8,109.50
Accounts Payable (A/P)	-3,843.00
Cap One Credit card (7692)	6,529.88
California Department of Tax and Fee Administration Payable	2,746.77
Out Of Scope Agency Payable	0.00
Quickbooks Loan	12,755.38
Shopify Loan	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,955.12**
Net cash provided by operating activities	**$13,739.77**
INVESTING ACTIVITIES	
Security Deposit	-4,000.00
Net cash provided by investing activities	**$ -4,000.00**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	1,885.08
Net cash provided by financing activities	**$1,885.08**
NET CASH INCREASE FOR PERIOD	**$11,624.85**
Cash at beginning of period	1,299.73
CASH AT END OF PERIOD	**$12,924.58**